EXHIBIT 4.21
                            EMPLOYMENT OFFER LETTER

November 14, 2000

Ms. Ivy B. Coker
2742 Adrian Street
San Diego, CA 92110

Re: Offer of Employment

Dear Ivy:

SGI International ("Company") is pleased to offer you the position of Receptionist/Administrative Assistant, initially reporting to Claudine Hagerstrom. Your primary job duties and responsibilities shall include the attached duties list, as well as other duties that may be assigned. Your anticipated starting date will be November 20, 2000. This offer and your employment relationship will be subject to the terms and conditions of this letter.

If you decide to join us, your initial pay rate will be $____ per hour, less applicable withholdings, paid in accordance with Company's normal payroll practices. This position is a non-exempt position, which means you are paid by the hour. Accordingly, you will receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek. Future adjustments in compensation will be made at the discretion of Company.

You will also be eligible for all fringe benefits available to other full-time Company employees, including 401(k), medical, dental and vision insurance, in addition to Company-paid life insurance and long-term disability insurance. The Company also offers a flexible spending account and optional employee-paid benefits such as short-term disability. All benefits are subject to the terms of the applicable benefit plans. The Company reserves the right to change or eliminate these benefits on a prospective basis at any time.

In addition, subject to Company's Board of Directors' approval, you will be granted a warrant to purchase ____ shares of the Company's common stock at the strike price equal to the closing stock price at the date of issue and exercisable one year from that date of issue.

If you accept our offer, your employment with Company will be "at-will." This means your employment is not for any specific period of time and can be terminated by you at any time for any reason. Likewise, Company may terminate the employment relationship at any time, with or without cause or advance notice. In addition, Company reserves the right to modify your position or duties to meet business needs and to use discretion in deciding on appropriate discipline. Any change to the at-will employment relationship must be by a specific, written agreement signed by you and Company's Chief Executive Officer.

This offer is contingent upon the following:

o Execution of Company's Confidentiality Agreement (previously signed and enclosed);

o Compliance with federal I-9 requirements (please bring suitable documentation with you on your first day of work verifying your identity and legal authorization to work in the United States);

This letter, including the enclosed Confidentiality Agreement and Employee Handbook constitutes the entire agreement between you and Company relating to this subject matter and supersedes all prior or contemporaneous agreements, understandings, negotiations or representations, whether oral or written, express or implied, on this subject. This letter may not be modified or amended except by a specific, written agreement signed by you and Company's Chief Executive Officer.

This offer will remain open until November 17, 2000. To indicate your acceptance of Company's offer on the terms and conditions set forth in this letter, please sign and date this letter in the space provided below and return it to me no later than November 17, 2000.

We hope your employment with Company will prove mutually rewarding, and we look forward to having you join us. If you have any questions, please feel free to ask.

Sincerely,

/S/ CLAUDINE HAGERSTROM

Claudine Hagerstrom

* * *

I have read this offer letter in its entirety and agree to the terms and conditions of employment contained herein. I understand and agree that my employment with Company is at-will.

Dated 11/20/00 /S/ IVY B. COKER
----------------- ----------------
Ivy B. Coker